August 26, 2022	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

FIRM/AFFILIATE

OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xperi Inc.
Amendment No. 4 to
Draft Registration Statement on Form 10
Submitted August 5, 2022
CIK No. 0001788999

Dear Sir or Madam:

We are in receipt of your comment letter dated August 22, 2022 (the “Comment Letter”), regarding Amendment No. 4 to the Draft Registration Statement on Form 10 (the “Amendment No. 4”) confidentially submitted on August 5, 2022 by Xperi Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”). We submit herewith a revised copy of the above-referenced Registration Statement (“Amendment No. 5”). In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the SEC contained in the Comment Letter.

Set forth below are the Company’s responses to the comment in the Comment Letter. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 5. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in Amendment No. 5.

Amendment No. 4 to Draft Registration Statement on Form 10

Division of Corporation Finance

Securities and Exchange Commission

August 26, 2022

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 71

Comment 1:

We note the revisions made in response to prior comment 2. Please further revise to begin the reconciliations on pages 73 and 74 with “Pro forma Net loss attributable to Xperi Product.” Also, revise to disclose and label pro forma earnings (loss) per share before and after the management’s adjustments. Refer to 11-02(a)(7)(ii) of Regulation S-X.

Response 1:

In response to the Staff’s comment, the Company has updated the Unaudited pro forma condensed combined financial information disclosure in Amendment No. 5 to begin the reconciliations on pages 73 and 74 with Pro forma Net loss attributable to Xperi Inc. and to disclose and label pro forma earnings (loss) per share before and after the management’s adjustments under Rule 11-02(a)(7)(ii) of Regulation S-X.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Kathleen Collins, Accounting Branch Chief
Christine Dietz, Senior Staff Accountant
Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation
Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP

2